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                                                                     Exhibit 8.2


January 12, 2000



Building One Services
110 Cheshire Lane
Minnetonka, Minnesota 55305


Dear Ladies and Gentlemen:

Pursuant to an Agreement and Plan of Merger dated as of November 2, 1999 (the "Agreement") between Group Maintenance America Corp., a Texas corporation (the "Texas Company") and Building One Services Corporation, a Delaware corporation (the "Delaware Company" and together with the Texas Company, the "Companies"), the Delaware Company will merge with and into the Texas Company and the separate corporate existence of the Delaware Company shall thereupon cease, with the Texas Company being the surviving corporation of the merger (the "Merger"). Defined terms used herein and not otherwise defined shall have the meanings ascribed to such term in the Agreement.

We have acted as counsel to the Delaware Company in connection with the Merger and in that connection you have requested our opinion regarding the material federal income tax consequences of the Merger to holders of shares of the Texas and Delaware Companies' Common Stock and to the Companies. Our opinion only addresses the federal income tax consequences of the Merger to holders of Delaware Company Common Stock that hold their shares as capital assets and does not address all aspects of federal income taxation that may be important to such holders in light of their particular circumstances. Further, our opinion does not address all aspects of federal income taxation that may be applicable to certain holders subject to special rules, such as: (i) holders who are not United States persons; (ii) financial institutions; (iii) tax-exempt organizations; (iv) insurance companies; (v) dealers or brokers in securities;
(vi) holders who held their Delaware Company or Texas Company stock as part of a hedge, appreciated financial position, straddle, or conversion transaction; or
(vii) holders who acquired their Delaware Company or Texas Company stock pursuant to the exercise of employee stock options or otherwise as compensation. In rendering our opinion, we have examined the Agreement, the registration Statement of the Texas Company ("the Registration Statement"), the joint proxy statement/prospectus of the Companies ("the Proxy Statement"), certain factual representations contained in Officer's Certificates of the Delaware Company and the Texas Company dated as of today's date which have been delivered to us for purposes of this opinion (the "Officer's Certificates") and such other documents and corporate records as we have deemed necessary or appropriate for purposes of this opinion. In addition, we have assumed: (i) the Merger will be consummated in the manner contemplated in the Registration Statement and the Proxy Statement and in accordance with the provisions of the Agreement, (ii) the
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statements concerning the Merger and related transactions set forth in the
Registration Statement and the Proxy Statement are accurate and complete, (iii) the representations in the Officer's Certificates dated as of today's date are accurate and complete, and will be accurate and complete as of the effective time of the merger, and (iv) any representations in the Officer's Certificates that are qualified by the phrases "to the best knowledge," "has no knowledge," or similar phrases are, in each case, correct without such qualification.

     Under current law, and on the basis and subject to (i) the accuracy of the statements and representations contained in the materials referred to above and the above assumptions and (ii) our considerations of such other matters as we have deemed necessary, our opinion of the material federal income tax consequences to holders of Texas and Delaware Company Common Stock and the Companies is as follows:

     (A) the merger of the Delaware Company with and into the Texas Company will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (the "Code"), and the Texas Company and the Delaware Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

     (B) no gain or loss will be recognized for federal income tax purposes by the Texas Company, the Delaware Company, holders of Texas Company Common Stock, or holders of Delaware Company Common Stock as a result of the Merger, except with respect to cash received in lieu of fractional shares by holders of Delaware Company Common Stock and with respect to cash received by holders of Texas Company Common Stock as a result of the exchange of their shares pursuant to the Exchange Agreement;

     (C) the aggregate tax basis of shares the Texas Company Common Stock received by a holder of the Delaware Company Common Stock in the Merger will be the same as such holder's aggregate tax basis of the Delaware Company Common Stock surrendered in the Merger, reduced by any such tax basis allocable to fractional shares of the Texas Company Common Stock for which cash is received in lieu of such fractional share;

     (D) the holding period of Texas Company Common Stock received by former Delaware Company shareholders in the Merger will include the period during which such shareholder held the Delaware Company Common Stock exchanged in the Merger if such shareholder held such Delaware Company Common Stock as a capital asset; and

     (E) a holder of Delaware Company Common Stock who receives cash in lieu of fractional shares of the Texas Company Common Stock in the Merger will recognize gain or loss measured by the difference between the amount of cash received and the portion of such holder's aggregate tax basis allocable to such fractional share. Any such gain or loss generally will be capital gain or loss if the Delaware Company Common Stock surrendered in the Merger was held as a capital asset, and will be long-term capital gain or loss if such Delaware Company Common Stock has been held for more than one year as of the date of the closing of the Merger.
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You have not requested, and we do not express, an opinion concerning any other tax consequences of the Merger.

Our opinion expresses our views only as to the U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed in our opinion, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that our opinion will be respected by the Internal Revenue Service or, if contested, would be sustained by a court. Furthermore, the authorities upon which we rely are subject to change either prospectively or retroactively, and any change in such authorities or variation or difference in the facts from those on which we rely and assume as correct, as set forth above, might affect the conclusion stated. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any changes (including changes that have retroactive effect) (i) in applicable law, or (ii) in any information, document, corporate record, covenant, statement, representation, or assumption stated therein that becomes untrue or incorrect.

Our opinion is not to be used, circulated, quoted or otherwise referred to for any purpose without our express written permission. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us in the section captioned "Material United States Federal Income Tax Considerations of the Merger" in the Proxy Statement constituting a part of the Registration Statement. In giving this consent we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,


/s/ Morgan, Lewis & Bockius L.L.P.
Morgan, Lewis& Bockius L.L.P.